Exhibit 99.3

Hello Everyone,

My name is Kasia Zezula from the Marketing team here at Masterworks.

We are so excited to present xUxnxtxixtxlxexdx, by the art market sensation, Yoshitomo Nara.

Yoshitomo Nara is a Japanese painter, sculptor, and printmaker internationally recognized as a leading figure in the Superflat movement.

The artist developed his signature wide-eyed, childlike portrait painting style, which synthesizes his Japanese and Western pop culture influences of manga, anime, music, cartoons, and childhood memories.

Nara’s market has continued to explode, with a 36.5% Annual Record Price Growth rate based on data from May 2002 to June 2023, with top auction records as high as $24.9M from an October 2019 sale.

Executed in 2002, The Artwork is part of a series of single, figurative paintings that Nara created on concave circular plastic supports reinforced with fibers. The curved dish on which Nara paints accentuates the rotund, unnatural proportions of his subjects.

So why do we like this work? Three Big Reasons:

One: From December 1989 to June 2023, Nara has the 2nd highest Sharpe Ratio of any artist we own at 1.55. This is nearly triple that of the S&P 500.

Two: Between June 2022 to July 2023 Nara’s turnover totaled over $97M, placing him 2nd among all contemporary artists, only behind Jean-Michel Basquiat.

Three: We believe this work possesses strong upside potential with a similar sales appreciation rate of 15.5% from November 2004 to May 2023.

Thank you for joining us, and we look forward to introducing you to this sensational work by Yoshimoto Nara.